Vanguard International Equity Index Funds
                                  P.O. Box 2600
                             Valley Forge, PA 19482
                                 (610) 669-1000

                                October 16, 2001

United States Securities and Exchange Commission
450 Fifth Street, NW
Washington, DC 20549
Attention:  Ruth Sanders, Senior Counsel

         Re: Vanguard International Equity Index Funds (the "Trust") Registration No. 33-32548
                  File No. 811-05972

Dear Ms. Sanders:

     Pursuant to Rule 477(a) under the Securities Act of 1933, the Trust requests the withdrawal of Post-Effective Amendment No. 22, filed October 10, 2001 (the "Amendment"). The Amendment's EDGAR accession number is 0000932471-01-500375. The Trust requests the withdrawal of the Amendment on the grounds that it has no plans to proceed with the offering at this time. No securities were sold in connection with this offering.

     Please direct any communications concerning this filing to Christopher Wightman, Associate Counsel, The Vanguard Group, Inc. at (610) 503-2320.

Sincerely,


Joseph F. Dietrick
Assistant Secretary